UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LLOYDS BANKING GROUP PLC
LBG CAPITAL NO. 1 PLC
LBG CAPITAL NO. 2 PLC
(Names of Subject Companies (Issuers))

LLOYDS BANKING GROUP PLC
(Name of Filing Person (Offeror))

LBG Capital No. 1 plc 7.875% Dated Enhanced Capital Notes due 2020 (ISIN XS0459093521 and XS0459093794)
LBG Capital No. 2 plc 7.875% Dated Enhanced Capital Notes due 2020 (ISIN XS0496068429)
LBG Capital No. 1 plc 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes (ISIN XS0473106283 and XS0471767276)
LBG Capital No. 1 plc 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes (ISIN XS0473103348 and XS0471770817)

(Title and CUSIP No. of Class of Securities)

Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom
011-44-207-626-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

John W. Banes
Davis Polk & Wardwell London LLP
99 Gresham Street
London EC2V 7NG
United Kingdom
Tel. No.: 011-44-207-418-1300

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$1,669,481,330(1)	$215,029.19(2)

(1)
Estimated solely for the purpose of calculating the filing fee in accordance with Rules 0-11(a)(4) and 0-11(b)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and based on the market value of the ECNs (as defined below) calculated as the sum of (i) the product of (a) 105.500%, the average of the high and low as a percentage of par value of the 7.875% Dated Enhanced Capital Notes due 2020, issued by LBG Capital No. 1 plc and fully and unconditionally guaranteed by LBG (as defined below) (the “Series 1 ECNs”) on March 3, 2014, and (b) $985,636,000, the maximum amount of Series 1 ECNs that could be exchanged in the Exchange Offer (as defined below), (ii) the product of (a) 106.188%, the average of the high and low as a percentage of par value of the 7.875% Dated Enhanced Capital Notes due 2020, issued by LBG Capital No. 2 plc and fully and unconditionally guaranteed by Lloyds Bank plc (the “Series 4 ECNs”) on March 3, 2014, and (b) $407,578,000, the maximum amount of Series 4 ECNs that could be exchanged in the Exchange Offer, (iii) the product of (a)105.500%, the average of the high and low as a percentage of par value of the 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes, issued by LBG Capital No. 1 plc and fully and unconditionally guaranteed by LBG (the “Series 2 ECNs”) on March 3, 2014, and (b) $196,838,461, the maximum amount of Series 2 ECNs that could be exchanged in the Exchange Offer, and (iv) the product of (a)105.000%, the average of the high and low price as a percentage of par value of the 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes, issued by LBG Capital No. 1 plc and fully and unconditionally guaranteed by LBG (the “Series 3 ECNs”) on March 3, 2014, and (b) $0, the maximum amount of Series 4 ECNs that could be exchanged in the Exchange Offer.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) promulgated under the Exchange Act by multiplying the Transaction Valuation by 0.0001288; this filing fee will be offset against the registration fee previously paid in connection with the Offeror’s Registration Statement on Form F-4 filed on March 6, 2014.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:

	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: 

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This tender offer statement on Schedule TO (this “Schedule TO”) is being filed pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the following transactions (the “Exchange Offer”) by LBG Capital No. 1 plc (“LBG 1”) and LBG Capital No. 2 plc (“LBG 2” and, together with LBG 1, the “Offerors”), each an indirect wholly owned subsidiary of Lloyds Banking Group plc (“LBG”):

LBG 1 is offering to exchange, on the terms and conditions described in the prospectus dated March 6, 2014 (the “prospectus”), a copy of which is attached hereto as Exhibit (a)(4), Fixed Rate Reset Additional Tier 1 Securities (the “Additional Tier 1 Securities”) issued by LBG, plus accrued and unpaid interest in cash, plus (if applicable) cash amounts in lieu of any fractional Additional Tier 1 Securities, for (1) 7.875% Dated Enhanced Capital Notes due 2020, issued by LBG 1 and fully and unconditionally guaranteed by LBG (the “Series 1 ECNs”), (2) 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes, issued by LBG 1 and fully and unconditionally guaranteed by LBG (the “Series 2 ECNs”) and (3) 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes, issued by LBG 1 and fully and unconditionally guaranteed by LBG (the “Series 3 ECNs”).

LBG 2 is offering to exchange, on the terms and conditions described in the prospectus, Additional Tier 1 Securities, plus accrued and unpaid interest in cash, plus (if applicable) cash amounts in lieu of any fractional Additional Tier 1 Securities, for 7.875% Dated Enhanced Capital Notes due 2020, issued by LBG 2 and fully and unconditionally guaranteed by Lloyds Bank plc (the “Series 4 ECNs” and, collectively with the Series 1 ECNs, the Series 2 ECNs and the Series 3 ECNs, the “ECNs”).

The maximum aggregate principal amount of ECNs that can be accepted in the Exchange Offer is such an amount that would result in issuing the Additional Tier 1 Securities in an aggregate principal amount no greater than $1,675,000,000 (the “Maximum New Issue Size”).

Item 1.  Summary Term Sheet

The information set forth in the prospectus in the section entitled “Prospectus Summary—The Exchange Offer” is incorporated by reference herein.

Item 2.  Subject Company Information

(a)      Name and Address.

The principal office of LBG 1 is located at 25 Gresham Street, London EC2V 7HN, United Kingdom. The telephone number of LBG 1 is 011-44-207-626-1500.

The principal office of LBG 2 is located at 25 Gresham Street, London EC2V 7HN, United Kingdom. The telephone number of LBG 1 is 011-44-207-626-1500.

(b)      Securities.  The subject securities are the ECNs. As of March 6, 2014, $985,636,000 of the Series 1 ECNs, $407,578,000 of the Series 4 ECNs, $1,258,631,000 of the Series 2 ECNs and $276,658,000 of the Series 3 ECNs were outstanding.

(c)      Trading Market and Price.  The information set forth in the prospectus in the section entitled “Market Information and Dividend Policy—Enhanced Capital Notes” is incorporated by reference herein.

Item 3.  Identity and Background of Filing Person

(a)      Name and address. LBG, an affiliate of LBG 1 and LBG 2, is the filing person. Each of LBG 1 and LBG 2 is a wholly owned subsidiary of LBG Capital Holdings Limited, which itself is a wholly owned subsidiary of LBG. The principal executive offices of LBG are located at 25 Gresham Street, London EC2V 7HN, United Kingdom. The telephone number of LBG is 011-44-207-626-1500.

As required by General Instruction C to Schedule TO, the following persons are the directors of LBG:

Name	Title	Director Since
António Horta-Osório	Group Chief Executive	January 2011
George Culmer	Group Finance Director	May 2012
Sir Winfried Bischoff	Chairman(1)	September 2009
Juan Colombás	Executive Director and Chief Risk Officer	November 2013
David Roberts	Deputy Chairman	March 2010
Lord Blackwell	Independent Director Chairman elect(1)	June 2012
Carolyn Fairbairn	Non-Executive Director	June 2012
Anita Frew	Non-Executive Director	December 2010
Nicholas Luff	Non-Executive Director	March 2013
Anthony Watson CBE	Non-Executive Director	April 2009
Sara Weller	Non-Executive Director	February 2012
Dyfrig John CBE	Non-Executive Director	January 2014
__________________
(1)	Lord Blackwell will succeed Sir Winfried Bischoff as Chairman with effect from April 3, 2014 when Sir Winfried will retire from LBG.

As required by General Instruction C to Schedule TO, the following persons are the executive officers of LBG:

Name	Title
António Horta-Osório	Group Chief Executive
Andrew Bester	Group Director and Chief Executive, Commercial Banking
Alison Brittain	Group Director, Retail Division
Juan Colombás	Chief Risk Officer
George Culmer	Group Finance Director
Mark Fisher	Group Operations Director
Antonio Lorenzo	Consumer Finance and Group Corporate Development
David Nicholson	Group Director, Halifax Community Bank
Miguel-Ángel Rodríguez-Sola	Group Director Digital, Marketing and Customer Development
Toby Strauss	Group Director, Insurance
Matthew Young	Group Corporate Affairs Director

No single person or group of persons controls LBG.

The business address and telephone number of each of the above directors and executive officers of LBG is c/o Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN, United Kingdom, telephone number 011-44-207-626-1500.

Item 4.  Terms of the Transaction

(a)      Material Terms.  The information set forth in the prospectus in the sections entitled “Prospectus Summary,” “Capitalization of the Group,” “The Exchange Offer,” “Description of the Additional Tier 1 Securities,” “Comparison of Certain Material Terms of the Enhanced Capital Notes and the Additional Tier 1 Securities,” “Description of American Depositary Shares,” “Description of Ordinary Shares” and “Taxation Considerations” is incorporated by reference herein.

(1)	Tender Offers.

(i)
The total number and class of securities sought in the offer. The information set forth in the prospectus in the sections entitled “Prospectus Summary,” “The Exchange Offer” and “Comparison of Certain Material Terms of the Enhanced Capital Notes and the Additional Tier 1 Securities” is incorporated by reference herein.

(ii)
The type and amount of consideration offered to security holders.  The information set forth in the prospectus in the sections entitled “Prospectus Summary,” “The Exchange Offer” and “Description of the Additional Tier 1 Securities” is incorporated by reference herein.

(iii)	The scheduled expiration date. The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(iv)	Whether a subsequent offering period will be available, if the transaction is a third-party tender offer. Not applicable.

(v)
Whether the offer may be extended, and if so, how it could be extended. The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(vi)
The dates before and after which security holders may withdraw securities tendered in the offer.  The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(vii)
The procedures for tendering and withdrawing securities.  The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(viii)
The manner in which securities will be accepted for payment. The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(ix)
If the offer is for less than all securities of a class, the periods for accepting securities on a pro rata basis and the offeror’s present intentions in the event that the offer is oversubscribed.  The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(x)
An explanation of any material differences in the rights of security holders as a result of the transaction, if material.  The information set forth in the prospectus in the sections entitled “Description of the Additional Tier 1 Securities” and “Comparison of Certain Material Terms of the Enhanced Capital Notes and the Additional Tier 1 Securities” is incorporated by reference herein.

(xi)
A brief statement as to the accounting treatment of the transaction, if material. The information set forth in the prospectus in the section entitled “Capitalization of the Group” is incorporated by reference herein.

(xii)
The federal income tax consequences of the transaction, if material.  The information set forth in the prospectus in the section entitled “Taxation Considerations―U.S. Federal Income Tax Consequences” is incorporated by reference herein.

(2)	Mergers or Similar Transactions. Not applicable.

(b)      Purchases.  To LBG’s knowledge based on reasonable inquiry, no ECNs are owned by any officer, director or affiliate of LBG, LBG 1 or LBG 2, and therefore, no ECNs will be purchased from any officer, director or affiliate of LBG, LBG 1 or LBG 2 in connection with the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements involving the subject company’s securities. The information set forth in the prospectus in the section entitled “Comparison of Certain Material Terms of the Enhanced Capital Notes and the Additional Tier 1 Securities” is incorporated by reference herein.

LBG has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) relating to the ECNs: (i) Trust Deed dated December 1, 2009 among LBG 1, LBG 2, Lloyds Bank plc, LBG and BNY Corporate Trustee Services Limited; (ii) Supplemental Trust Deed dated December 10, 2009 among LBG 1, Lloyds Bank plc, LBG and BNY Corporate Trustee Services Limited; (iii) Deed Poll dated December 1, 2009, entered into by LBG; (iv) Trust Deed dated December 1, 2009 among LBG, LBG 2, Lloyds Bank plc, LBG and BNY Corporate Trustee Services Limited; (v) Deed Poll dated December 1, 2009, entered into by LBG; (vi) Final Terms dated December 14, 2009 in respect of the Series 2 ECNs; (vii) Final Terms dated December 16, 2009 in respect of the Series 3 ECNs; and (viii) Final Terms dated March 17, 2010 in respect of the Series 4 ECNs.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)      Purposes of the transaction.  The information set forth in the prospectus in the section entitled “The Exchange Offer—Purpose of the Exchange Offer” is incorporated by reference herein.

(b)      Use of securities acquired.  The ECNs exchanged pursuant to the Exchange Offer will be canceled following settlement of the Exchange Offer.

(c)      Plans.  The information set forth in the prospectus in the section “Capitalization of the Group” is incorporated herein by reference.  There are no plans, proposals or negotiations that relate to or would result in any of the effects or circumstances described in Items (1), (2), (4), (5), (6), (7), (8), (9) or (10) of Item 1006(c) of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration.

(a)      Source of Funds. The consideration to be used in the Exchange Offer consists of the Additional Tier 1 Securities, plus cash payments (including accrued and unpaid interest, plus (if applicable) cash amounts in lieu of any fractional Additional Tier 1 Securities).  If ECNs are tendered and accepted for exchange in an amount that would result in issuing a Maximum New Size Issue of Additional Tier 1 Securities, cash amounts of $73.751 million in accrued and unpaid interest (assuming a Settlement Date of April 7, 2014) will be delivered. The cash payments will be funded from cash flows generated within the Group.

(b)      Conditions. Not applicable.

(c)      Borrowed Funds.  Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)      Securities Ownership. None of LBG, its affiliates, its directors or executive officers owns any series of ECNs.

(b)      Securities Transactions. None of LBG, its affiliates, its directors or executive officers has purchased any ECNs for its or their own account.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)      Solicitations or Recommendations. The information in the prospectus under the headings “Prospectus Summary,” “The Exchange Offer—Dealer Managers and Exchange Agent” and “The Exchange Offer—Terms of the Exchange Offer—No Recommendation” is incorporated by reference herein.

Item 10. Financial Statements.

(a)      Financial Information. The following financial statements and information are incorporated by reference herein:

•
LBG’s annual report on Form 20-F for the fiscal year ended December 31, 2013, as filed with the SEC on March 5, 2014 including LBG’s audited consolidated financial statements, together with the audit report thereon; and

•	Form 6-K dated March 5, 2014, containing LBG’s ratio of earnings to fixed charges as at December 31, 2013 and for the years ended December 31, 2012, 2011, 2010 and 2009.

Copies of the financial statements incorporated by reference herein pursuant to this Item 10 can be obtained as provided in the prospectus under the heading “Incorporation of Information by Reference.”

(b)      Pro Forma Information. Not applicable.

Item 11. Additional Information

(a)	Agreements, regulatory requirements and legal proceedings.

(1)	None.

(2)
LBG is subject to the capital adequacy requirements adopted in the European Union and implementation thereof by the Prudential Regulatory Authority (the “PRA”) in the United Kingdom, as well as to binding regulatory technical standards to be developed by the European Banking Authority. LBG has received the PRA’s approval in connection with the Exchange Offer. LBG is also required to comply with U.S. federal and state securities laws and tender offer rules.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Other material information. The information set forth in the prospectus is incorporated by reference herein.

Item 12. Exhibits.

The following are included as exhibits to this Schedule TO:
Number	Description
(a)(1)	Not applicable.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)*	Prospectus, dated March 6, 2014 (incorporated by reference to LBG’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission on March 6, 2014).
(a)(5)**	Press release announcing the Exchange Offer.
(b)	Not applicable.
(d)(1)*	Trust Deed dated December 1, 2009 among LBG 1, LBG 2, Lloyds Bank plc, LBG and BNY Corporate Trustee Services Limited related to, among others, the Series 1 ECNs.
(d)(2)*
Supplemental Trust Deed dated December 10, 2009 among LBG 1, Lloyds Bank plc, LBG and BNY Corporate Trustee Services Limited related to the Series 1 ECNs, including the Pricing Schedule relating to the Series 1 ECNs.

(d)(3)*	Deed Poll dated December 1, 2009, entered into by LBG related to, among others, the Series 1 ECNs.
(d)(4)*
Trust Deed dated December 1, 2009 among LBG 1, LBG 2, Lloyds Bank plc, LBG and BNY Corporate Trustee Services Limited related to, among others, the Series 2 ECNs, Series 3 ECNs and Series 4 ECNs under the £5,000,000,000 Enhanced Capital Note Programme.

(d)(5)*	Deed Poll dated December 1, 2009, entered into by LBG related to, among others, Series 2 ECNs, Series 3 ECNs and Series 4 ECNs under the £5,000,000,000 Enhanced Capital Note Programme.
(d)(6)*	Final Terms dated December 14, 2009 in respect of the Series 2 ECNs.
(d)(7)*	Final Terms dated December 16, 2009 in respect of the Series 3 ECNs.
(d)(8)*	Final Terms dated March 17, 2010 in respect of the Series 4 ECNs.
(g)	Not applicable.
(h)	Not applicable.

*	Incorporated by reference to LBG’s Registration Statement on Form F-4 filed with the Commission on March 6, 2014.

**	Incorporated by reference to Schedule TO filed with the Commission on March 6, 2014.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 6, 2014

LLOYDS BANKING GROUP PLC
By:	/s/ Andrei Magasiner
Name: Andrei Magasiner
Title: Authorised Attorney